ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED BOND NUMBER

Madison Investment Advisors, Inc. 91130105B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
March 15, 2006	December 15, 2005 to December 15, 2006	/s/ Elliot Golden

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Madison Institutional Equity Option Fund, a series of:
Mosaic Equity Trust.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.